10375 Richmond, Suite 2100 • Houston, Texas 77042

Tel: 713.954.3600 • Fax: 713.954.3601

www.rockenergypartners.com

August 21, 2008

Jill Davis

Branch Chief

United States Securities & Exchange Commission

Washington, D.C. 20549-7010

Re: Your July 21, 2008 letter to Mr. Rocky V. Emery, CEO

Dear Ms. Davis,

You sent a letter to Mr. Emery, CEO of Rock Energy Resources, Inc. raising issues for our Form 10-KSB for fiscal year ended December 31, 2007, filed March 31, 2008, file No. 000-23022.

You asked us to address issues Section 8A of our filing, Controls and Procedures.  We are filing along with this letter the requested amended 10-KSB Section 8A in which we acknowledge that our disclosure controls and procedures were not effective in ensuring that material information required to be disclosed was included in the report that we filed with the Securities and Exchange Commission, and that we do plan to take action to rectify this deficiency.

Also as you requested in your letter we make the further acknowledgements noted on page 3 of your letter:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you for your help in resolving this issue.

Regards,

Allan Smedstad

Chief Financial Officer

Rock Energy Resources